Super Group Reports Financial Results for Fourth Quarter and Full Year 2025

•	Revenue of $2.2 billion for the year and $578.3 million for the fourth quarter of 2025

•	Profit before tax of $355.9 million for the year and $95.1 million for the fourth quarter of 2025

•	Non-GAAP Adjusted EBITDA of $559.5 million for the year and $139.0 million for the fourth quarter of 2025

•	Cash and cash equivalents of $513.2 million as of December 31, 2025

•	Minimum quarterly dividend target raised to 5.0 cents per share up from 4.0 cents

•	The Group intends to publish its annual financial statements in early April 2026

New York, NY – February 23, 2026 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC”, the "Company" or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced its fourth quarter and full year 2025 unaudited consolidated financial results.
Neal Menashe, Chief Executive Officer of Super Group, commented: “2025 was a standout year for Super Group. We sharpened our focus by exiting the U.S. iGaming market and concentrating resources in countries where we expect durable advantages - driving record customer growth. Despite some unfavorable sports outcomes late in the quarter, Q4 was another record-breaking period for monthly active customers, wagers, and deposits. Importantly, we received the final regulatory approval for the Apricot transaction, paving the way to strengthen our ex-Africa sportsbook technology platform and position the business well for the years ahead.”
Alinda van Wyk, Chief Financial Officer of Super Group, stated: “Financially, 2025 demonstrated the strength and scalability of Super Group's model. Revenue grew 22% year-over-year to $2.2 billion and Adjusted EBITDA surged 57% to $560 million, representing an impressive margin of around 25%. We continue to maintain a strong balance sheet, closing the year with $513 million in cash. This liquidity supported $156 million in shareholder returns in 2025, and an additional $125 million special dividend declared this January and paid in February. For 2026, we are introducing guidance with total revenue of at least $2.55 billion and Adjusted EBITDA in excess of $680 million, while raising our quarterly dividends by a minimum of 25% to 5.0 cents per share. These targets reflect our continued customer momentum, operating leverage, and disciplined capital allocation strategy."

Dividend Announcement
The Group is delighted to confirm that annual dividend program targets will be increased from 16.0 cents to a minimum of 20.0 cents cash per share in 2026, with payments made on a quarterly basis, subject to approval of Super Group’s Board of Directors, in its discretion, and subject to other potentially advantageous uses of funds. In line with this new target, Super Group's Board of Directors has declared the first dividend of 5.0 cents per share payable on March 31, 2026 to shareholders of record as of the close of business on March 16, 2026.

Revolving Credit Facility (RCF) Announcement
On February 13, 2026, the Group entered into a $100 million senior multi-currency revolving credit facility (RCF), providing additional financial flexibility and liquidity. The facility is provided by Barclays Bank, JPMorgan Chase Bank and Citibank. The credit facility will mature on February 13, 2029. Borrowings under the RCF bear interest at 1.5% per annum plus the applicable relevant reference rate terms. The RCF is intended to support growth initiatives and general corporate purposes, and further strengthens the balance sheet and liquidity profile.

Quarterly Financial Highlights (Unaudited)
•Revenue increased by 8% to $578.3 million for the fourth quarter of 2025 from $533.3 million in 2024, driven by growth from Europe, Africa, North America (largely due to Canada Ex-Ontario) and APAC markets.

•Profit before tax for the fourth quarter of 2025 was $95.1 million compared to a profit before tax of $103.3 million in 2024.
•Adjusted EBITDA, a non-GAAP financial measure, was $139.0 million in the fourth quarter of 2025 compared to $125.9 million in 2024.
•Monthly Average Customers for the fourth quarter of 2025 were 6.1 million compared to 5.3 million in 2024, a 16% increase.
Full Year Financial Highlights (Unaudited)
•Revenue increased by $396.8 million to approximately $2.2 billion for 2025 from $1.8 billion in 2024, driven by strong growth in Africa and the successful launch of Botswana, Europe (largely due to the United Kingdom), North America (largely due to Canada Ex-Ontario), with partial offsets due to declines from South/Latin America and APAC markets.
•Profit before tax was $355.9 million for 2025 compared to $203.8 million in 2024.
•Adjusted EBITDA, a non-GAAP financial measure, was $559.5 million for 2025 compared to $356.8 million in 2024. The measure for 2025 comprised Adjusted EBITDA ex-US of $573.5 million and an Adjusted EBITDA loss of $14.0 million in the U.S.
•Monthly Average Customers for 2025 were 5.6 million compared to 4.8 million in 2024 a 17% increase.
•Cash and cash equivalents were $513.2 million as of December 31, 2025 compared to $388.0 million at the end of 2024.

Full-Year 2026 Guidance: Super Group projects double-digit growth across both Total Revenue and Adjusted EBITDA
•Revenue: Greater than $2.55 billion
•Adjusted EBITDA: Greater than $680 million

Preliminary Financial Results
The financial results included in this press release are preliminary, have not been audited and are subject to change upon completion of the audit of Super Group’s financial statements for the year ended December 31, 2025. As a result, these preliminary results may be different from the actual results that will be reflected in Super Group’s consolidated financial statements to be included as part of Super Group’s Annual Report on Form 20-F for the year ended December 31, 2025 to be filed with the US Securities and Exchange Commission.

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Non-GAAP Financial Information
This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
EBITDA, Adjusted EBITDA, Adjusted EBITDA ex-US, and Adjusted EBITDA US are non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for unrealized foreign exchange, impairment of assets, change in fair value of options, provision for gaming taxes, provision for penalties, RSU expense, gain on disposal of business, US Sportsbook closure costs, market closure costs, and other adjustments. Adjusted EBITDA ex-US is Adjusted EBITDA relating to the rest of the Group, excluding Digital Gaming Corporation (“DGC”). Adjusted EBITDA US is Adjusted EBITDA relating to DGC.
Super Group believes that these non-GAAP measures are useful in evaluating the Group's operating performance as they provide additional perspective on the financial performance of the Group's core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.
Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.
Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Change in presentation currency The Group adopted a change in presentation currency from Euros to USD effective as at January 1, 2025. Accordingly, the comparatives set out herein have been re-presented retrospectively as if the new presentation currency had always been the Group's presentation currency. Assets and liabilities previously reported in Euros have been converted to USD as at December 31, 2024, using the period end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction.

Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value. The results presented are unaudited.

Reconciliation of Adjusted EBITDA to profit for before taxation for the Three and Twelve Months Ended December 31:

	Three Months Ended December 31		Twelve Months Ended December 31
	2025 $ 'millions	2024 $ 'millions*	2025 $ 'millions	2024 $ 'millions*
Adjusted EBITDA, ex-US	141	137	574	423
Adjusted EBITDA, US	(2)	(11)	(14)	(66)
Adjusted EBITDA	139	126	560	357
Finance income	4	2	11	11
Finance expense [2]	(7)	(2)	(12)	(7)
Depreciation and amortization expense	(20)	(18)	(74)	(84)
Unrealized foreign exchange	3	2	—	(6)
Impairment of assets	(3)	—	(68)	(40)
Change in fair value of options	—	—	—	(14)
Provision for gaming taxes[2]	(17)	—	(17)	—
Provision for penalties [2]	(4)	—	(4)	—
RSU expense	(3)	(2)	(15)	(11)
Gain on disposal of business	—	—	—	44
US iGaming closure	3	—	(19)	—
US Sportsbook closure	—	—	—	(36)
Market closure	—	—	—	(6)
Other non-recurring adjustments[1]	—	(5)	(6)	(4)
Profit before taxation	95	103	356	204
1 Other adjustments in 2025 mainly relates to capital market and sportsbook acquisition related costs.
Other adjustments in 2024 includes sportsbook acquisition related costs and certain legal costs.
2 The Group has provided for an amount of $26 million relating to the ongoing Remote Gaming Duty matter for the period 2018 - 2022 between Jumpman Gaming Limited and HMRC, of which $5 million has been included in Finance Expense.
* The Group has adopted a change in presentation currency from Euros to USD on January 1, 2025. Accordingly, the comparative table has been re-presented retrospectively as outlined under the change in presentation currency note.
Webcast Details
The Company will host a webcast at 8:00 a.m. ET tomorrow to discuss the fourth quarter and full year 2025 financial results. Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.supergroup.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited
Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The Group is listed on the New York Stock Exchange (NYSE ticker: SGHC) and is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The Group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. Super Group has been ranked number 6 in the EGR Power 50 for the last three years. For more information, visit www.supergroup.com
Investors:
investors@supergroup.com
Media:
media@supergroup.com
Source: Super Group

Forward-Looking Statements
Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 3, 2025, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all.

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